# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Elemental Royalty Corporation, CIK 0002086771
CUSIP: 28620K106
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 10001 W. Titan Road, Littleton, Colorado (CO), 80125
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro,, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 20,354,627; sole dispositive power 0; shared dispositive power 20,354,627; aggregate amount beneficially owned 20,354,627 (31.6% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 12,852,125 common shares, no par value ("Common Shares") of Elemental Royalty Corporation held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A and 7,502,502 Common Shares of held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon 64,383,030 Common Shares outstanding on May 11, 2026, as reported in the Issuer's Management's Discussion & Analysis included as an exhibit to its Form 6-K filed with the Securities and Exchange Commission on May 13, 2026.
- Tether International, S.A. de C.V.: type of reporting person: other (OO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 12,852,125; sole dispositive power 0; shared dispositive power 12,852,125; aggregate amount beneficially owned 12,852,125 (20% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 64,383,030 Common Shares outstanding on May 11, 2026, as reported in the Issuer's Management's Discussion & Analysis included as an exhibit to its Form 6-K filed with the Securities and Exchange Commission on May 13, 2026.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: other (OO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 7,502,502; sole dispositive power 0; shared dispositive power 7,502,502; aggregate amount beneficially owned 7,502,502 (11.7% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 64,383,030 Common Shares outstanding on May 11, 2026, as reported in the Issuer's Management's Discussion & Analysis included as an exhibit to its Form 6-K filed with the Securities and Exchange Commission on May 13, 2026.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 20,354,627; sole dispositive power 0; shared dispositive power 20,354,627; aggregate amount beneficially owned 20,354,627 (31.6% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 12,852,125 Common Shares held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. and 7,502,502 Common Shares of held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 64,383,030 Common Shares outstanding on May 11, 2026, as reported in the Issuer's Management's Discussion & Analysis included as an exhibit to its Form 6-K filed with the Securities and Exchange Commission on May 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Elemental Royalty Corporation
Address of issuer's principal executive offices: 10001 W. Titan Road, Littleton, Colorado (CO), 80125
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Global Investments Fund, S.I.C.A.F., S.A., an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity ("Tether Investments"), Tether International, S.A. de C.V., an El Salvador entity, and Giancarlo Devasini (collectively, the "Reporting Persons") that was originally filed with the Securities and Exchange Commission (the "SEC") on March 26, 2026 (as amended, the "Schedule 13D") with respect to the Common Shares, no par value ("Common Shares") of Elemental Royalty Corporation, a corporation incorporated in British Columbia, Canada (the "Issuer"). This amendment to the Schedule 13D is being filed by the Reporting Persons and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

Effective on June 30, 2026, Tether Investments transferred 3,444,458 Common Shares to Tether International, S.A. de C.V. (the "Transfer"). The Transfer resulted in no change in the aggregate number of Common Shares beneficially owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 20,354,627 Common Shares representing 31.6% of the outstanding Common Shares. This percentage is calculated based upon 64,383,030 Common Shares outstanding on May 11, 2026, as reported in the Issuer's Management's Discussion & Analysis included as an exhibit to its Form 6-K filed with the Securities and Exchange Commission on May 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Tether Global Investments Fund, S.I.C.A.F., S.A. and Giancarlo Devasini each have shared voting and dispositive power with respect to 20,354,627 Common Shares. Tether International, S.A. de C.V. has shared voting and dispositive power with respect to 12,852,125 Common Shares. Tether Investments has shared voting and dispositive power with respect to 7,502,502 Common Shares.
Transactions in the class effected during the past sixty days: Except for the Transfer, no transactions in the Common Shares were effected by the Reporting Persons in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors

99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k)

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (07/02/2026)
- Tether International, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (07/02/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (07/02/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (07/02/2026)